

April 5, 2012

Richard J. Poulton
Chief Financial Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

> **Re:** **AAR Corp.**
> **Form 10-K for the fiscal year ended May 31, 2011**
> **Filed July 13, 2011**
> **File No. 001-06263**
>
> **Form 10-Q for the quarterly period ended November 30, 2011**
> **Filed December 22, 2011**
> **File No. 001-06263**

Dear Mr. Poulton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended May 31, 2011

Liquidity and Capital Resources, page 21

1. We note your disclosure in Note 2 on page 41 of your financial statements that you are in compliance with all financial covenants under your financing arrangements. Please revise your disclosure in future filings to also state your covenant compliance status.

2. Further, please revise your disclosure in future filings to specifically state the amount available under each of your credit facilities, and whether such availability has been limited by any of the terms or covenants of such credit facilities.

Note 6 – Employee Benefit Plans, page 51

3. Please tell us to what the curtailment identified in the table of changes in projected benefit obligation relates.

Note 12 – Impairment Charges, page 60

4. On an ongoing basis, as applicable, please revise your disclosure related to the aircraft impairment charge of $5.4 million to also state the carrying value after the impairment charge was recorded.

Form 10-Q for the quarterly period ended November 30, 2011

Note 14 – Subsequent Event, page 20

5. Please tell us how you evaluated the acquisition of Telair and Nordisk on December 2, 2011 for significance under Item 3-05 of Regulation S-X. Include whether and how you considered the Airinmar acquisition in the calculation of significance of all acquisitions during the fiscal year in the aggregate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief